UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 8)

Ultralife Corporation
(Name of Issuer)

COMMON STOCK, par value $.10
(Title of Class of Securities)

903899102
(CUSIP Number)

Bradford T. Whitmore
1603 Orrington Avenue
Suite 900
Evanston, IL 60201
Telephone:  (847) 733-1230
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

October 29, 2020
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-l(e), 240.13d-l(f) or 240.13d-l(g),
check the following box.  [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of
Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Schedule 13D/A

CUSIP No. 903899102 Page 2 of 7 Pages

1. Names of Reporting Person
S.S. OR I.R.S. Identification No. of Above Persons
GRACE BROTHERS, LP

2. Check the Appropriate Box if a Member of a Group (See instructions)
(a) [ ]
(b) [ ]

3. SEC Use Only

4. Source of Funds (See instructions)
OO

5. Check if Disclosure of Legal Proceedings is Required
Pursuant to Items 2(d) or 2(e)  [  ]

6. Citizenship or Place of Organization

Delaware Limited Partnership

              7 Sole Voting Power
Number of       0
Shares        8 Shared Voting Power
Beneficially    518,616 shares
Owned	by
Each
Reporting     9 Sole Dispositive Power
Person          0
With         10 Shared Dispositive Power
                518,616 shares

11. Aggregate Amount Beneficially Owned by Each Reporting
Person

518,616 shares

12. Check if the Aggregate Amount in Row (11) Excludes
Certain Shares (See instructions) [  ]

13. Percent of Class Represented by Amount in Row (11)

3.3%

14. Type of Reporting Person (See instructions)
OO

Schedule 13D/A

CUSIP No. 903899102 Page 3 of 7 Pages

1. Names of Reporting Person
S.S. OR I.R.S. Identification No. of Above Persons
BRO-GP, LLC

2. Check the Appropriate Box if a Member of a Group (See instructions)
(a) [ ]
(b) [ ]

3. SEC Use Only

4. Source of Funds (See instructions)
OO

5. Check if Disclosure of Legal Proceedings is Required
Pursuant to Items 2(d) or 2(e)  [  ]

6. Citizenship or Place of Organization

Delaware Limited Liability Company

              7 Sole Voting Power
Number of       0
Shares        8 Shared Voting Power
Beneficially    518,616 shares
Owned	by
Each
Reporting     9 Sole Dispositive Power
Person          0
With         10 Shared Dispositive Power
                518,616 shares

11. Aggregate Amount Beneficially Owned by Each Reporting
Person

518,616 shares

12. Check if the Aggregate Amount in Row (11) Excludes
Certain Shares (See instructions) [  ]

13. Percent of Class Represented by Amount in Row (11)

3.3%

14. Type of Reporting Person (See instructions)
OO

Schedule 13D/A

CUSIP No. 903899102 Page 4 of 7 Pages

1. Names of Reporting Person
S.S. OR I.R.S. Identification No. of Above Persons
Bradford T. Whitmore

2. Check the Appropriate Box if a Member of a Group (See instructions)
(a) [ ]
(b) [ ]

3. SEC Use Only

4. Source of Funds (See instructions)
PF
5. Check if Disclosure of Legal Proceedings is Required
Pursuant to Items 2(d) or 2(e)  [  ]

6. Citizenship or Place of Organization
United States

              7 Sole Voting Power: 567,174
Number of       Sole Voting Power: 4,452,283 (as manager
Shares          and sole voting member of SUNRAY I, LLC)
Beneficially
Owned by      8 Shared Voting Power
Each            518,616
Reporting
Person        9 Sole Dispositive Power: 567,174
With            Sole Dispositive Power: 4,452,283 (as
                Manager and sole voting member of SUNRAY
                I, LLC)

             10 Shared Dispositive Power
                518,616

11. Aggregate Amount Beneficially Owned by Each Reporting
Person

5,538,073

12. Check if the Aggregate Amount in Row (11) Excludes
Certain Shares (See instructions) [  ]

13. Percent of Class Represented by Amount in Row (11)

34.8%

14. Type of Reporting Person (See instructions)

IN

Schedule 13D/A

CUSIP No. 903899102 Page 5 of 7 Pages

1. Names of Reporting Person
S.S. OR I.R.S. Identification No. of Above Persons
SUNRAY I, LLC

2. Check the Appropriate Box if a Member of a Group (See instructions)
(a) [ ]
(b) [ ]

3. SEC Use Only

4. Source of Funds (See instructions)
OO
5. Check if Disclosure of Legal Proceedings is Required
Pursuant to Items 2(d) or 2(e)  [  ]

6. Citizenship or Place of Organization
Delaware Limited Liability Company


              7 Sole Voting Power
Number of       0
Shares
Beneficially  8 Shared Voting Power
Owned by        4,452,283 shares
Each
Reporting     9 Sole Dispositive Power
Person          0
With
             10 Shared Dispositive Power
                4,452,283 shares

11. Aggregate Amount Beneficially Owned by Each Reporting
Person

4,452,283

12. Check if the Aggregate Amount in Row (11) Excludes
Certain Shares (See instructions) [  ]

13. Percent of Class Represented by Amount in Row (11)

28.0%

14. Type of Reporting Person (See instructions)
OO

Page 6 of 7 Pages

The undersigned hereby amends its Schedule 13D as filed on June 7, 2006 relating to the common stock ("Common Stock") of Ultralife Corporation (the "Issuer"). Grace Brothers,
LP, BRO-GP, LLC, Bradford T. Whitmore, and SUNRAY I, LLC are collectively referred to in this Amendment No. 8 as the "Filers". Spurgeon is no longer a general partner of Grace and is no longer a reporting person included as a Filer herein. Unless otherwise indicated, all capitalized terms used herein but not defined herein shall have the same meaning as set forth in the Schedule 13D. Except as set forth herein, the Schedule 13D, as previously amended, remains unchanged.

Item 2.  Identity and Background
a. The statement is filed by Grace Brothers, LP, a Delaware limited partnership ("Grace"), BRO-GP, LLC, a
Delaware limited liability company, Bradford T. Whitmore
("Whitmore"), and SUNRAY I, LLC, a Delaware limited liability company ("SLLC") (collectively, the "Filers").
BRO-GP, LLC is the general partner of Grace. Whitmore is the sole managing member of BRO-GP, LLC and the manager and sole voting member of SLLC.

b. The business address of Grace, BRO-GP, LLC, Whitmore and SLLC is 1603 Orrington Avenue, Suite 900, Evanston, IL
60201.

c. The principal business of Grace is to purchase, sell, invest, and trade in securities. The principal business of BRO-GP, LLC is that of being a general partner of Grace. Whitmore's principal occupation is that of being a general partner of Grace. The principal business of SLLC is to hold shares of the Issuer's Common Stock.

d. None of the persons referred to in this Item 2 has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

e. None of the persons referred to in this Item 2 has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

f. Grace is a Delaware limited partnership. BRO-GP, LLC is a Delaware limited liability company. Whitmore is a citizen of the United States. SLLC is a Delaware limited liability company.

Page 7 of 7 Pages

Item 5. Interest in Securities of the Issuer

(a) As of the date of this filing:

(1) Grace beneficially owns 518,616 shares of Common
Stock, representing approximately 3.3% of the outstanding shares of Common Stock based upon 15,893,889 shares outstanding as of July 27, 2020 as reported in the Issuer's most recent Form 10Q. As general partner of Grace, BRO-GP, LLC may be deemed to share beneficial ownership of these 518,616 shares of Common Stock. BRO-GP, LLC otherwise disclaims beneficial ownership.

(2) Whitmore has shared voting and dispositive power (with
Grace and BRO-GP, LLC) of 518,616 shares of Common Stock, has sole dispositive power (as manager and sole voting member of SLLC) of (i) 4,452,283 shares of Common
Stock, and (ii) 567,174 shares of Common Stock as direct beneficial owner for a combined total of 34.8% of the outstanding shares of Common Stock.

(b) Grace:  shared voting power (with BRO-GP, LLC and
Whitmore)
518,616 Shares of Common Stock

Whitmore:  shared voting and dispositive power (with Grace
and BRO-GP)
518,616 Shares
sole voting and dispositive power (as direct beneficial
owner)
567,174 Shares
sole voting and dispositive power (as manager and sole
voting member of SLLC)
4,452,283

(c) No transactions were effected by the Filers during the past sixty days.

(d) No person other than the Filers is known to have the right to receive, or the power to direct the receipt of, dividends from or the proceeds from the sale of the Shares.

(e) N/A

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Statement with respect to it is true, complete and correct.

Dated: November 6, 2020

Grace Brothers, LP.

By: /s/ Bradford T. Whitmore
Name:  Bradford T. Whitmore
Manager: BRO-GP, LLC
Its:  General Partner

Bradford T. Whitmore

By: /s/ Bradford T. Whitmore
Name:  Bradford T. Whitmore

SUNRAY I, LLC

By: /s/ Bradford T. Whitmore
Name:  Bradford T. Whitmore
Its: Member